

Mail Stop 7010

December 12, 2006

via U.S. mail and facsimile

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

> **RE:** **Moog Inc,**
> **Form 10- K for the Fiscal Year Ended September 24, 2005**
> **Filed December 7, 2005**
> **File No.1-05129**

Dear Mr. Brady:

We have reviewed your response letter dated November 29, 2006 and have the following additional comment.

Form 10-K for the Fiscal Year Ended September 24, 2005

1. We have read your response dated November 29th to our comments expressing our concerns about how you determined your reportable segments. You asserted that not only did you have only 4 reportable segments, but that your reportable segments represented your only operating segments as defined in paragraph 10 of SFAS 131, and that these reportable segments also represented your reporting units as defined in SFAS 142.

   As previously noted, the CODM reports, at a high level, include discrete aggregated financial information for Americas, Europe, and Pacific. Specific corporate allocations are made down to the level of net earnings at each of these units. We also note that there are regional managers for each of Americas, Europe, and Pacific, along with regional marketing, human resources and information technology. We also note that where you have specified the operating margin of each country, there are subtotals for America, Europe, and Pacific, including the operating margins for each of those four regions.

Further we note that the Moog International Group FY06 2nd Quarter Financial Review presents specific *sales and profit increases in narrative analytical format for each of Americas, Europe, and Pacific.* This package also includes discrete profitability by nation and in every case these are subtotaled by the respective regions. *We also note that there is a budget comparison to actual for each nation.*

Since these reports are distributed to the CEO on a quarterly basis we expressed our concern that they may represent components of your enterprise, for which discrete financial information was regularly reviewed by the CODM to make decisions about resources to be allocated and to assess performance.

However in your previous responses you have asserted that you do not use this discrete financial information, which you regularly review, to allocate resources and assess performance. We also note, in your letter to us dated November 29, 2006 you have told us that your CEO no longer receives this discrete financial information. We assume this assertion extends to the Moog International Group Quarter Financial Review report.

You, as management, are in the best position to identify your segments and this requires considerable judgment. Based on your assertions, we have no further comment at this time. However, we continue to urge you to consider the detailed guidance of SFAS 131, including whether your segments comply with the underlying objective of SFAS 131, as discussed in paragraph 3 of that standard, especially as your operations and reportable segments change.
In addition, as previously noted, you have identified certain entities to be reporting units that were not previously identified as such. You, as management, are in the best position to identify your reporting units and this also requires considerable judgment. We urge you to consider whether there are other reporting units that may not have been identified. We urge you to carefully consider the detailed guidance provided in SFAS 142. Considering the substantial judgment involved relative to the nature of your organization and based on future developments, we may consider these issues in future filings.

* * * *

Sincerely,

John Hartz
Senior Assistant Chief Accountant